

March 4, 2009

Mr. Jason S. Weber
President and Chief Executive Officer
Rimfire Minerals Corporation
1350-650 West Georgia Street
Vancouver, B.C. V6B 4N9
Canada

> **Re:** **Rimfire Minerals Corporation**
> **Form 20-F for Fiscal Year Ended January 31, 2007**
> **Filed May 11, 2007**
> **Response Letter Dated February 28, 2008**
> **Response Letter Dated April 15, 2008**
> **Response Letter Dated May 5, 2008**
> **Form 20-F for Fiscal Year Ended January 31, 2008**
> **Filed May 21, 2008**
> **Response Letter Dated June 19, 2008**
> **Response Letter Dated August 13, 2008**
> **Response Letter Dated October 31, 2008**
> **Response Letter Dated November 12, 2008**
> **Response Letter Dated February 17, 2009**
> **File No. 000-31100**

Dear Mr. Weber:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended January 31, 2008

Financial Statement Note 10 – Differences between Generally Accepted Accounting Principles in Canada and the United States

1.   Your proposed expanded disclosure in response to our prior comment number one does not adequately address the requirements of FAS 154. It appears that the change in your financial statements resulting from your application of EITF 04-2

is a "restatement", as that term is defined in paragraph 2.j of FAS 154. Despite this apparent restatement, your proposed disclosure in your response to our prior comment number one does not use the term "restatement" but instead identifies amounts as "revised." Please note that the term "revised" is not defined in US GAAP and does not adequately articulate the apparent nature of the change to your financial statements. If you concur that your financial statements have been restated, please refrain from using "revised" and instead refer to these amounts as "restated."

Additionally, please further expand your proposed disclosure to briefly identify the amount by which your US GAAP reconciliation amounts have been restated from the prior presentation. Refer to paragraphs 26a and 26b of FAS 154. You may consider presenting this information in the form of a simple table comparing the prior US GAAP amount and the restated US GAAP amount for each affected financial statement line item.

In your response to this comment, please provide us with a sample of your proposed footnote disclosure.

Statement of Cash Flows

2.   In response to our prior comment number two, please call us at your earliest convenience to further discuss this matter.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief